Filed by Wildfire New PubCo, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Jack Creek Investment Corp.
Commission File No.: 001-39602
Date: October 6, 2022

Bridger Aerospace Appoints Eric Gerratt as Chief Financial Officer Ahead of Planned Business Combination

Bozeman, MT, October 6, 2022 — Bridger Aerospace Group Holdings, LLC (“Bridger” or the “Company”), a leading independent provider of aerial firefighting services, has appointed Eric Gerratt as Chief Financial Officer. The announcement comes as Bridger prepares for its planned merger with Jack Creek Investment Corp. (“Jack Creek”) (NASDAQ: JCIC), a special purpose acquisition company, and subsequent listing on NASDAQ.

“Bringing on a CFO with public company experience was important as Bridger makes this transition,” said Tim Sheehy, the Company’s Chief Executive Officer. “Eric brings extensive financial reporting and management experience to our company, as well as acquisition and integration expertise, having helped grow his former company to nearly $1.0 billion in revenue. We look forward to him being a valued addition to the Bridger team as we expand throughout North America and globally to meet the rising demand for critical aerial firefighting services.”

Eric Gerratt joins Bridger from US Ecology, a leader in environmental services, where he was Executive Vice President, Chief Financial Officer and Treasurer. Gerratt spent 15 years with US Ecology until its recent acquisition by Republic Services, during which time US Ecology’s revenue grew from $166 million to nearly $1.0 billion. Prior to joining US Ecology, he served as Vice President of Accounting for SuperValu, Inc., held various director level accounting and finance positions at Albertsons, Inc. and spent six years with PricewaterhouseCoopers LLP. Gerratt is a Certified Public Accountant and holds a B.S. in Accounting from the University of Idaho.

“I am excited to join Bridger, a company that has a strong track record of financial performance and significant opportunities for growth as it prepares to go public. As climate conditions evolve and wildfires grow in number and severity, the Company’s fully integrated aerial firefighting solution is critical to save property and minimize economic and environmental damage. With Bridger’s unique positioning, the potential for value creation is tremendous, and I look forward to working with its experienced management team to expand these critical services.”

About Bridger Aerospace

Based in Bozeman, Montana, Bridger Aerospace Group Holdings, LLC is one of the nation’s largest privately held aerial firefighting companies. Bridger is committed to utilizing its team, aircraft and technology to save lives, property and habitats threatened by wildfires. Bridger provides aerial firefighting and wildfire management services to federal and state government agencies, including the United States Forest Service, across the nation. More information about the company is available at www.bridgeraerospace.com.

Upon completion of the proposed merger, the company is expected to be called Bridger Aerospace Group Holdings, Inc. and be listed on the NASDAQ Capital Market under the ticker symbol “BAER.”

Investor Relations Contact:

Alison Ziegler

Darrow Associates

201-220-2678

aziegler@darrowir.com

No Offer or Solicitation

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the potential business combination between Bridger Aerospace Group Holdings, LLC (“Bridger”) and Jack Creek Investment Corp. (“Jack Creek”) and related transactions (the “Potential Business Combination”), nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1)

references with respect to the anticipated benefits of the Potential Business Combination and anticipated closing timing; (2) the sources and uses of cash of the Potential Business Combination; (3) the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; (4) current and future potential commercial and customer relationships; and (5) anticipated investments in additional aircraft, capital resource, and research and development and the effect of these investments. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Jack Creek’s and Bridger’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bridger. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to Bridger; Bridger’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Bridger’s operations and business, including information technology and cybersecurity risks, loss of requisite licenses, flight safety risks, loss of key customers and deterioration in relationships between Bridger and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Bridger as a result of the announcement and consummation of the Potential Business Combination; risks that Bridger is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by Jack Creek’s shareholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in JCIC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, JCIC’s Annual Report on Form 10-K for the year ended December 31, 2021, and in those documents that JCIC or Wildfire New PubCo, Inc., a wholly owned subsidiary of Jack Creek (“New

PubCo”) has filed, or will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Jack Creek nor Bridger presently know or that Jack Creek and Bridger currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Jack Creek’s and Bridger’s expectations, plans or forecasts of future events and views as of the date of this press release. Jack Creek and Bridger anticipate that subsequent events and developments will cause Jack Creek’s and Bridger’s assessments to change. However, while Jack Creek and Bridger may elect to update these forward-looking statements at some point in the future, Jack Creek and Bridger specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Jack Creek’s and Bridger’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Shareholders and Investors

The Potential Business Combination will be submitted to shareholders of Jack Creek for their consideration and approval at a special meeting of shareholders. Jack Creek and Bridger prepared a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) that was initially filed with the SEC by New PubCo on August 12, 2022 and amended on September 23, 2022, which includes a preliminary proxy statement, and will include a definitive proxy statement, to be distributed to Jack Creek’s shareholders in connection with Jack Creek’s solicitation for proxies for the vote by Jack Creek’s shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Jack Creek’s shareholders and certain of Bridger’s equity holders in connection with the completion of the Potential Business Combination. After the Registration Statement has been declared effective, Jack Creek will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Potential Business Combination. Jack Creek’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Jack Creek’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Potential Business Combination, because these documents contain and will contain important information about Jack Creek, Bridger and the Potential Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by Jack Creek, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Jack Creek’s “Investor Relations” website at https://www.jackcreekinvestmentcorp.com/ or by directing a request to KSH Capital LP, Attention: Lauren Ores, 386 Park Avenue South, Floor 20, New York, NY 10016.

Participants in the Solicitation

Jack Creek and Bridger and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Jack Creek’s shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding Jack Creek’s directors and executive officers in Jack Creek’s filings with the SEC, including Jack Creek’s Annual Report on Form 10-K filed with the SEC on March 21, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Jack Creek’s shareholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of Jack Creek’s shareholders generally, is set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions.

This press release is not a substitute for the Registration Statement or for any other document that Jack Creek or New PubCo has filed or may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Jack Creek and New PubCo through the website maintained by the SEC at http://www.sec.gov.